Exhibit 11

Statement Regarding Computation of Per Share Earnings

The following table is the reconciliation of basic and diluted earnings per share for the years ended December 31, 2005, 2004 and 2003 (dollars in thousands except per share amounts):

	2005		2004		2003
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$22,030	$22,030	$17,767	$17,767	$14,480	$14,480
Weighted average shares outstanding	60,054,059	60,054,059	57,278,329	57,278,329	56,869,065	56,869,065
Effect of dilutive securities	—	782,152	—	849,903	—	1,002,698
Adjusted weighted average shares outstanding	60,054,059	60,836,211	57,278,329	58,128,232	56,869,065	57,871,763
Earning per share	$0.37	$0.36	$0.31	$0.31	$0.25	$0.25